Exhibit 14.1

                           ELIASON FUNDING CORPORATION

                  CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

   This Code of Ethics for Senior Financial Officers sets forth principles that apply to the Company's principal executive officer, principal financial officer, principal accounting officer, and controller (collectively, the "Senior Financial Officers").

   Senior Financial Officers shall:

        1. Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

        2. Comply with the Company's conflict of interest policies, including disclosing in accordance therewith any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest;

        3. Produce full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

        4.    Comply with applicable governmental laws, rules and regulations;
              and

        5. Promptly report violations of this Code of Ethics to the Company's General Counsel.

   Anyone who violates the standards in this Code of Ethics will be subject to disciplinary action, which may include termination of employment and, depending on the violation, civil damages, criminal fines and prison terms.





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